SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: January 8, 2008
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐	Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Statement

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: January 8, 2008	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

January 8, 2008
IVANHOE MINES WELCOMES ASSURANCES
IN MONGOLIAN PRIME MINISTER’S LETTER
NEW YORK, NEW YORK — In a statement issued today before Ivanhoe Mines’ senior management team addressed institutional investors and analysts at a forum organized by a major U.S. investment bank, John Macken, President and CEO of Ivanhoe Mines Ltd., said that Ivanhoe Mines welcomes assurances contained in a recent letter from Mongolian Prime Minister Sanjaa Bayar. In the letter, Prime Minister Bayar expressed support for foreign investment and his intention to see construction of the Oyu Tolgoi Project start prior to the Mongolian general election in June this year.
The Prime Minister’s letter to Ivanhoe Mines and Rio Tinto on December 26, 2007, followed his inaugural address to the National Parliament on December 13 in which he identified the utilization of natural resources, including clearing the way for the development of Oyu Tolgoi, as one of his priorities to be completed before the election.
“I would like to reiterate that my Government will continue to support private investment, including foreign investment, and intends to see the projects such as Oyu Tolgoi, that not only have a significant impact on the development of the country but also largely shape the perception of its investment environment, commence during its term in office,” Prime Minister Bayar wrote.
“The presence of strategic investors, which are well known in global industry, in the Oyu Tolgoi project is considered by the Government as an important factor for its long-term success and their intention to be committed to the project...is encouraging.”
Mr. Macken welcomed the Prime Minister’s expressed intentions. He said Ivanhoe is looking forward to a meeting proposed by the Prime Minister this month and to receiving the necessary details of the Prime Minister’s proposed action plans to conduct a review of the existing draft Investment Agreement and to expedite the finalization of a mutually acceptable draft agreement for the development of the Oyu Tolgoi Project.
“Ivanhoe supports the Prime Minister’s suggestion of assistance from independent, internationally recognized financial experts in concluding an acceptable agreement — a step previously advocated by Ivanhoe Mines and Rio Tinto,” Mr. Macken said. “Oyu Tolgoi, more than any other single project, can help to realize his vision of building social wealth, in the form of workforce skills, knowledge and technology, as a legacy for future generations through the development of Mongolia’s mineral resources.”
Mr. Macken said that certain recent news reports have misleadingly speculated about the status of a draft investment agreement for Oyu Tolgoi negotiated with the Mongolian Government in April 2007 and a Bloomberg report dated January 8 initially incorrectly stated that construction was not due to start until next year.
Information contacts:
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755
FORWARD-LOOKING STATEMENTS: This document includes forward-looking statements regarding Ivanhoe Mines’ plans. Forward-looking statements include, but are not limited to, statements concerning the amounts drawn down by Ivanhoe from the non-revolving convertible credit facility and the development of the Oyu Tolgoi Project. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.